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SECUR 12014223 SSION

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SEC FILE NUMBER
8-67498

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading, LLC

Greenmoor Financial Group, L.L.C. (Former)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S Wacker, 19th Floor
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Collin Carrico **(312) 960-6701**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

GREENMOOR FINANCIAL GROUP, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

GREENMOOR FINANCIAL GROUP, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011

OATH OR AFFIRMATION

I, **John Collin Carrico**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Greenmoor Financial Group, L.L.C.** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers of Greenmoor Financial Group, LLC are also members of Greenmoor Global, LLC. Greenmoor Global, LLC is the managing member of GGT Trading, LLC. GGT Trading, LLC is a customer of Greenmoor Financial Group, LLC.

Signature

Principal

Title

Subscribed and sworn to before me this

23rd day of February, 2012

Notary Public

OFFICIAL SEAL
JONATHAN MCGREAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/18/12

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT

To the Member of
Greenmoor Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of Greenmoor Financial Group, L.L.C. (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenmoor Financial Group, L.L.C. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 6, 2012

Greenmoor Financial Group, L.L.C.

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	1,176,324
Receivables from broker-dealer		212,116
Other		12,958
	$	1,401,398

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses		2,321
		2,321
Member's equity		1,399,077
	$	1,401,398

See accompanying notes.

Greenmoor Financial Group, L.L.C.

Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions and fees	$ 7,439,675
Other income	914,610
Interest	117,520
	8,471,805
Expenses	
Trading software, market data and equipment	1,976,539
Clearing, execution, exchange and regulatory	1,726,251
Employee compensation and benefits	1,213,949
Producer commissions paid to members of Greenmoor Holdings, LLC	1,075,000
Depreciation and amortization	954,519
Technology development and support consulting	681,229
Occupancy	639,858
Network, cable and telecom	499,897
Producer commissions	124,007
Professional fees	109,609
Administrative and office	82,705
Travel, meals and entertainment	76,857
Operation errors	9,672
Other expenses	7,072
	9,177,164
Net (loss)	$ (705,359)

See accompanying notes.

Greenmoor Financial Group, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2011

	Total
Balance at January 1, 2011	$ 4,942,184
Contributions	0
Withdrawals	(2,837,748)
Net (loss)	(705,359)
Balance at December 31, 2011	$ 1,399,077

See accompanying notes.

Greenmoor Financial Group, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net (loss)	$	(705,359)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		954,519
(Increase) decrease in operating assets:		
Receivables from broker-dealer		1,061,698
Other		262,588
Increase (decrease) in operating liabilities:		
Due to broker-dealers		(459,672)
Producer commissions payable		(10,138)
Accounts payable and accrued expenses		(291,784)
Net cash provided by operating activities		811,852
Cash flows from financing activities		
Member withdrawals		(400,000)
Net cash used in investing activities		(400,000)
Net increase in cash		411,852
Cash at beginning of year		764,472
Cash at end of year	$	1,176,324

Note: There were capital withdrawals of non cash net fixed assets of $2,437,748

See accompanying notes.

Greenmoor Financial Group, L.L.C.

Notes to Financial Statements
December 31, 2011

1. Organization and Business

Greenmoor Financial Group, L.L.C. (the "Company"), was organized in the State of Delaware as a limited liability company on August 24, 2006. The Company is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company solicits and accepts orders to buy or sell securities and equity options but does not accept money or other assets to support such orders.

Effective August 1, 2011, Lightspeed Financial, Inc. acquired 100% ownership in Greenmoor Financial Group, LLC from Greenmoor Holdings, LLC.

2. Summary of Significant Accounting Policies

The Hierarchy of GAAP

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective on July 1, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

Revenue Recognition

Income is generated from commissions and fees received from other broker-dealers based on volume of trades from customers introduced by the Company.

Income Taxes

For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

The Company has adopted ASC 740-10, "Income Taxes." ASC 740-10 provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The Company has adopted the provisions of ASC 740-10 and has determined there is no material impact to the financial statements related to uncertain tax positions.

2. Summary of Significant Accounting Policies, continued

Income Taxes, continued
The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Fair Value Disclosure

ASC 820 requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

3. Fair Value Disclosure, continued

Level 3 Inputs: Unobservable inputs for valuation of the asset of liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2011, the Company held no investments required to be disclosed under ASC 820.

4. Credit Concentration

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. At December 31, 2011 the Company had net capital and net capital requirements of $1,382,058 and $250,000, respectively.

6. Commitments

The Company has entered into a lease agreement for office space, which expires on April 30, 2015. The aggregate gross rental payments under the lease for 2011 amounted to $402,980. In addition to the aggregate gross rental payments, the Company is also responsible for escalation clauses based on the operating expenses of the lessor.

On December 1, 2011, the lease commitment was assigned to the Company's parent Lightspeed Financial, Inc. At December 31, 2011, the aggregate minimum annual rental commitments under this lease were as follows:

Year Ending December 31,		*Amount*
2012	$	453,208
2013		466,713
2014		480,746
2015		161,833
Total	$	1,562,500

7. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Employee contributions made to the plan during the year ended December 31, 2011 totaled approximately $25,000. The Company's total match expense for 2011 totaled approximately $47,000.

8. Material Change in Business

On December 1, 2011, all accounts introduced on a fully disclosed basis by the Company were transferred to Lightspeed Trading, LLC, a wholly owned broker-dealer subsidiary of the Company's parent, Lightspeed Financial, Inc.

9. Subsequent Events

On January 31, 2012 an amendment to the Company's Form BD was submitted to FINRA to change the Company's name from Greenmoor Financial Group, LLC to Potamus Trading, LLC.

On February 2, 2012, Lightspeed Financial, Inc. made an equity withdrawal in the amount of $970,000.

SUPPLEMENTAL SCHEDULES

Greenmoor Financial Group, L.L.C.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital				
Total member's equity			$	1,399,077
Deduct member's equity of not allowable for Net Capital				0
Total member's equity qualified for net capital				1,399,077
Deductions and /or charges:				
Nonallowable assets:				
Receivables from broker-dealer	$	6,378		
Other		10,641		(17,019)
Net capital before haircuts on securities positions				1,382,058
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	0		
Undue concentration		0		0
Net capital			$	1,382,058
Computation of basic capital requirement				
Minimum net capital required (greater of $250,000 or 6 ⅔% of aggregate indebtedness)				250,000
Net capital in excess of net capital requirement			$	1,132,058
Computation of aggregate indebtedness				
Aggregate indebtedness			$	2,321
Ratio of aggregate indebtedness to net capital			%	0.17

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

Greenmoor Financial Group, L.L.C.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Greenmoor Financial Group, L.L.C.

Computation for Determermintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

Greenmoor Financial Group, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Greenmoor Financial Group, L.L.C.

In planning and performing our audit of the financial statements of Greenmoor Financial Group, L.L.C. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 6, 2012

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Greenmoor Financial Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Greenmoor Financial Group, L.L.C. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 reported on the FOCUS for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 6, 2012

Greenmoor Financial Group, L.L.C.

Schedule of Assessment and Payments Form SIPC-7

December 31, 2011

	Amount	Payment Date
SIPC-7 annual general assessment	$ 15,364	
Prior year overpayment applied	150	
SIPC-6 payment	8,865	7/22/2011
Additional SIPC-6 payment	313	9/21/2011
SIPC-7 payment	6,036	1/31/2012
Total Payments	$ 15,364	
Overpayments (amount due)	$ -	